UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 22, 2024

HC GOVERNMENT REALTY TRUST, INC.

(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

720 W 5th Street, Suite A

Winston-Salem, NC 27101

(Full mailing address of principal executive offices)

(336) 477-2535

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

Charter Amendment

Effective June 22, 2024, HC Government Realty Trust, Inc., a Maryland corporation (the “Company”), amended its charter to effect a one (1) for one thousand two hundred (1,200) reverse stock split of the Company’s common stock, par value $0.001 per share (“Common Stock”), and to eliminate any fractional shares resulting therefrom through the payment in cash of the fair value of such fractional shares (the “Charter Amendment”). The board of directors of the Company advised the approval of the Charter Amendment by the Company’s stockholders entitled to vote thereon, and such stockholders approved the Charter Amendment at the Company’s special meeting of stockholders held on June 20, 2024. In accordance with Section 2-214 of the Maryland General Corporation Law, any fractional shares resulting from the reverse stock split will be eliminated through the payment in cash of an amount equal to the product of such fractional share multiplied by one thousand two hundred (1,200) times $0.10, the most recent estimated fair value per share of Common Stock. As a result, any stockholders holding less than one share of Common Stock following the reverse stock split shall cease to be a holder of any Common Stock of the Company and will no longer receive distributions on Common Stock from the Company or be entitled to vote on matters that come before the holders of Common Stock.

The foregoing summary description of the Charter Amendment is not complete and is qualified in its entirety by the actual terms of the Charter Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 1-U and is incorporated by reference herein.

Exhibits

Exhibit No.	Description of Exhibit

2.1	Articles of Amendment of HC Government Realty Trust, Inc., effective as of June 22, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC Government Realty Trust, Inc., a Maryland corporation

Date: June 27, 2024	By:	/s/ Jacqlyn Piscetelli
	Name:	Jacqlyn Piscetelli
	Title:	Chief Financial Officer, Treasurer and Secretary